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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Badger State Ethanol, LLC
(Name of Issuer)

Badger State Ethanol, LLC
(Name of Person(s) Filing Statement)

Class A Member Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Dennis R. Wendte
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$7,072,800	$756.79

*
For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per Class A member unit ($2,100) to be exchanged in the reclassification transaction for Class A-1 member units. The estimated transaction valuation is equal to the product obtained by multiplying (A) ($2,100) by (B) the estimated total number of Class A member units (3,368) owned by all Class A unit holders of record who hold 20 or fewer Class A member units in each unit holder's account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.

**
Determined pursuant to Rule 0-11(b)(1) as the sum of (a) $7,072,800 multiplied by .0001070.

☐
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$	Filing Party:
Form or Registration No.:		Date Filed:

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Badger State Ethanol, LLC, a Wisconsin limited liability company (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is proposing that its members approve a proposed Third Amended and Restated Operating Agreement that will result in a reclassification of the Company's Class A member units held by unit holders who are the record holders of 20 or fewer Class A member units. If the reclassification is completed, the Company's Class A member units held by unit holders who are the record holders of 20 or fewer Class A member units will be reclassified on the basis of one Class A-1 member unit for each Class A member unit held by such unit holders immediately prior to the effective time of the reclassification. All other Class A member units will remain outstanding and be unaffected by the reclassification except as described in the Company's proxy statement described below. The effect of the reclassification will be to reduce the number of Class A unit holders of record to less than 300, which will allow the Company to suspend its reporting obligations.

        This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the unit holders of Class A member units will be given notice of the special meeting at which they will be asked to approve the proposed Third Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.    Summary Term Sheet.
(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION" is hereby incorporated herein by reference.

ITEM 2.    Subject Company Information.
(Reg. M-A 1002)

  (a)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Badger State Ethanol, LLC" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Reclassification" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF BADGER STATE ETHANOL, LLC CLASS A MEMBER UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF BADGER STATE ETHANOL, LLC CLASS A MEMBER UNITS AND DISTRIBUTION INFORMATION" is hereby incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in the proxy statement under the caption "CLASS A MEMBER UNIT PURCHASE INFORMATION—Prior Purchases of Class A Member Units" is hereby incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.
(Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Badger State Ethanol, LLC" is hereby incorporated herein by reference.

    During the last five years the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

    Directors and Executive Officers of the Company.

    Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of the Company (as specified below). Each person identified below is a United States citizen. Unless otherwise noted, (a) all directors have been employed in the principal occupations noted below for the past five years or more; and (b) the principal business address of each person identified below is 820 West 17th Street, Monroe, Wisconsin 53566.

Name	Current Principal Occupation or Employment And Material Positions Held During the Past Five Years
John L. Malchine	Mr. Malchine, age 68, is a co-founder and has served on our Board of Directors as Chairman since May 2000. His term as a Director expires in 2007. Approximately seventy percent of Mr. Malchine's professional time is devoted to his capacity as Chairman of the Board and Chief Executive Officer. Mr. Malchine assumed the role of Chief Executive Officer of the Company on August 30, 2001. From 1989 to March 2001, he served as president and co-owner of Norway Associates, Inc., a private real estate company that develops real estate projects for clinics. Norway Associates is currently inactive. From 1995 to 2002, Mr. Malchine was the chairman of the Wisconsin Agriculture, Trade and Consumer Protection Board. From 1997 to the present, he has also been a member of the Board of the Wisconsin Tax Commission, which regulates agricultural assessments in Wisconsin. From 1983 to the present, he has been a member of the Board of Directors of a unit of M&I Bank, in Burlington, Wisconsin, and is currently chairman of the loan committee. Mr. Malchine is also on the Board of Governors of the Southern Region of the Aurora Health Care System, which owns three hospitals and 21 clinics in southern Wisconsin.
Gary L. Kramer
Dr. Kramer, age 57, is a co-founder and has served on our Board of Directors since May 2000. His term as a Director expires in 2008. Mr. Kramer devotes all of his professional time to his capacity as President, General Manager and Director. From 1973 to 2001, Dr. Kramer was a veterinarian, and in 2001 retired as president and senior partner at Chapin, Sutter, Chapin, Ltd., of Lena, Illinois, a veterinary service corporation employing eight veterinarians.

David Kolsrud
Mr. Kolsrud, age 57, has served on our Board of Directors since August 2001. His term as a Director expires in 2009. Approximately five percent of his professional time is devoted to his capacity as Secretary and Director of the Company. Mr. Kolsrud is the General Manager and a member of the Board of Directors of CORN-er Stone Farmers Cooperative, which he founded in 1995 and served as Chairman until 2000. Mr. Kolsrud also continues to work as a self-employed farmer, an occupation he has had since 1973. He also serves as Chairman of the Valley Springs Farmers Cooperative, a farm supply co-op in Valley Springs, South Dakota. He has served on that Board for 15 years and served as Chairman for the past 12 years. Mr. Kolsrud also serves on the Board of Governors of AGRI-Energy, LLC (a 12 million gallon a year ethanol facility in Luverne, Minnesota). He has served on that Board since 1997 and served as its Vice President until 1999.
Don Endres
Mr. Endres, age 45, has served on our Board of Directors since August 2001. His term as a Director expires in 2008. Approximately five percent of his professional time is devoted to his capacity as Treasurer and Director of the Company. Mr. Endres currently serves as principal investor, Chairman and Chief Executive Officer of VeraSun Energy Corporation, an ethanol producer in Brookings, South Dakota. Mr. Endres also serves on the Board of Directors and Executive Committee of the Renewable Fuels Association. Mr. Endres was principal investor and board member of CoEv, Inc. He also served as co-founder and Vice-Chairman of Glacial Lakes Energy, an ethanol production facility in Watertown, South Dakota until 2004.
Wayne Mitchell
Mr. Mitchell, age 50, has served on our Board of Directors since May 2001, when he was appointed to fill the Fagen, Inc. permanent seat. Approximately five percent of his professional time is devoted to his capacity as a Director of the Company. Mr. Mitchell is Senior Vice President, Technology and Business Development for Fagen, Inc. and has been in their employee since June 2000. Mr. Mitchell serves on the Board of Directors of five other ethanol plants; Husker Ag, LLC, in Plainview, NE, Platte Valley Fuel Ethanol, LLC in Central City, NE, United Wisconsin Grain Producers, LLC in Friesland, WI, Western Wisconsin Energy, LLC in Boyceville, WI, and Bushmills Ethanol, LLC in Atwater, MN.

Robert Wright
Mr. Wright, age 53, has served on our Board of Directors since August 2001. His term as a Director expires in 2007. Approximately five percent of his professional time is devoted to his capacity as a Director of the Company. Mr. Wright has served as the President, Chief Executive Officer and a principal shareholder of Murex N.A. since May 1992. Murex is a marketer of gasoline "blendstocks," such as fuel grade Ethanol, MTBE, Toluene, Methanol and Alkylate, to independent and major refiners in the United States.
Nathan Klassy
In 2003, Mr. Klassy, age 63 retired as Director of Public Works for the City of Monroe, Wisconsin a position he held for over 14 years. Mr. Klassy serves on the Monroe Planning Commission and the Southwestern Regional Planning Commission, appointed by the Governor. Mr. Klassy is also on the Green County Solid Waste Board and Greenwood Cemetery Board, serving as chair on both. Mr. Klassy has served our Board of Directors since 2006. His term as a Director expires in 2009.
James Leitzinger
Mr. Leitzinger, age 50, has served as our Chief Financial Officer since July 2002. Previously, Mr. Leitzinger served as the Director of Finance for the City of Freeport, IL for approximately two years.

    To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of Transaction.
(Reg. M-A 1004(a) and (c) through (f))

  (a)
  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Reclassification," "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Purpose and Structure of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Badger State; Plans or Proposals after the Reclassification," "SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Badger State," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Overview of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Badger State" and "DESCRIPTION OF MEMBER UNITS" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal Rights and Dissenters' Rights" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5.    Past Contacts, Transaction, Negotiations and Agreements.
(Reg. M-A 1005(a) through (c) and (e))

  (a)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Related Transactions," is hereby incorporated herein by reference.

(b)-(c)	Not applicable.
  (e)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Agreement Involving Badger State's Securities" is hereby incorporated herein by reference.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.
(Reg. M-A 1006(b) and (c)(1)-(8))

  (b)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Reclassification on Badger State; Plans or Proposals after the Reclassification" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Effects of the Reclassification on Badger State; Plans or Proposals after the Reclassification," and "SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Badger State" is hereby incorporated herein by reference.

ITEM 7.    Purpose(s), Alternatives, Reasons and Effects.
(Reg. M-A 1013)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," and "SPECIAL FACTORS—Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.
  (d)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Effects of the Reclassification on Badger State; Plans or Proposals after the Reclassification," "SPECIAL FACTORS—Effects of the Reclassification on Unit Holders of Badger State," and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8.    Fairness of the Transaction.
(Reg. M-A 1014)

(a)-(f)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," and "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," is hereby incorporated herein by reference.

ITEM 9.    Reports, Opinions, Appraisals and Negotiations.
(Reg. M-A 1015)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

ITEM 10.    Source and Amount of Funds or Other Consideration.
(Reg. M-A 1007)

(a)-(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Financing of the Reclassification" is hereby incorporated herein by reference.
  (c)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (d)
  Not applicable.

ITEM 11.    Interest in Securities of the Subject Company.
(Reg. M-A 1008)

  (a)
  The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "CLASS A MEMBER UNIT PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
(Reg. M-A 1012(d) and (e))

  (d)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Reclassification" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.    Financial Statements.
(Reg. M-A 1010(a) and (b))

  (a)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

  •
  our Annual Report on Form 10-K for fiscal year ended December 31, 2005, including audited financial information;

  (b)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.
(Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.    Additional Information.
(Reg. M-A 1011(b))

  (b)
  The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16.    Material to be Filed as Exhibits.
(Reg. M-A 1016(a) through (d), (f) and (g))

  (a)
  Preliminary Proxy Statement, together with all appendices and proxy card.*

  (b)
  Not applicable.

  (c)
  Not applicable.

  (d)
  Proposed Third Amended and Restated Operating Agreement.**

  (f)
  Not applicable.

  (g)
  Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on March 28, 2006.

**
Incorporated by reference to Appendix A of Exhibit (a).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2006	BADGER STATE ETHANOL, LLC
	By:	/s/ GARY L. KRAMER
	Name:	Gary L. Kramer
	Title:	President and General Manager

Exhibit Index

Exhibit Number	Description
(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Proposed Third Amended and Restated Operating Agreement.**
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on March 28, 2006.

**
Incorporated by reference to Appendix A of Exhibit (a).

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INTRODUCTION
TRANSACTION STATEMENT
SIGNATURES
Exhibit Index